                                                  SECURITIES AND EXCHANGE COMMISSION
                                                        Washington, D.C. 20549
                                               _________________________________________
                                                              SCHEDULE TO
                                                            (Rule 14d-100)
                                   Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
                                                of the Securities Exchange Act of 1934
                                               ________________________________________

                                                         DIGITAL IMPACT, INC.
                                                  (Name of Subject Company (Issuer))

                                                        ADAM MERGER CORPORATION
                                                     a wholly owned subsidiary of

                                                          ACXIOM CORPORATION
                                                 (Names of Filing Persons (Offerors))

                                               COMMON STOCK, PAR VALUE $0.001 PER SHARE
                                                    (Title of Class of Securities)

                                                              25385G 10 6
                                                 (CUSIP Number of Class of Securities)

                                                            Jerry C. Jones
                                                          Acxiom Corporation
                                                           1 Information Way
                                                             P.O. Box 8180
                                                      Little Rock, Arkansas 72203
                                                     Telephone No.: (501) 342 1000
                                             (Name, address and telephone number of person
                           authorized to receive notices and communications on behalf of the filing persons)

                                                            With a copy to:

                                                           John P. Fletcher
                                                           Goodloe M. Partee
                                                            Kutak Rock LLP
                                                  425 West Capitol Avenue, Suite 1100
                                                      Little Rock, Arkansas 72201
                                                     Telephone No.: (501) 975-3000

                                                       CALCULATION OF FILING FEE
------------------------------------------------------------ ---------------------------------------------------------
                     Transaction Value                                         Amount of Filing Fee
------------------------------------------------------------ ---------------------------------------------------------
------------------------------------------------------------ ---------------------------------------------------------
                            N/A                                                        N/A
------------------------------------------------------------ ---------------------------------------------------------

         [   ]   Check the box if any part of the fee is offset as  provided  by Rule  0-11(a)(2)  and  identify  the filing with which the offsetting fee was previously  paid.  Identify the previous filing by registration  statement  number,  or the Form or
Schedule and the date of its filing.

         Amount Previously Paid:
         Form or Registration No.:
         Filing Party:
         Date Filed:

         [ X ]    Check the box if the filing relates solely to preliminary  communications  made before the  commencement  of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ X ]    third-party tender offer subject to Rule 14d-1.
         [   ]    issuer tender offer subject to Rule 13e-4.
         [   ]    going-private transaction subject to Rule 13e-3.
         [   ]    amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer:  [  ]

                                               ________________________________________

         This  Tender  Offer  Statement  on  Schedule  TO relates to a planned  tender  offer by Adam  Merger  Corporation,  a
Delaware corporation and a wholly-owned subsidiary of Acxiom Corporation,  a Delaware corporation ("Acxiom"),  for all of the outstanding shares of common stock of Digital  Impact,  Inc., a Delaware  corporation  ("Digital"),  to be commenced  pursuant to an Agreement and Plan of Merger, dated as of March 25, 2005, by and among Acxiom Corporation, Adam Merger Corporation and Digital
Impact, Inc.

Item 12. Exhibits.

                  Exhibit 99.1      Transcript of conference call announcing the acquisition of Digital Impact Inc.,  March 28,
        2005 at 8:00 a.m. CT.

                                                             EXHIBIT INDEX

Exhibit Number    Description

99.1     Transcript of conference call announcing the acquisition of Digital Impact Inc., March 28, 2005 at 8:00 a.m. CT.